IMPACT EXPLORATIONS INC.
                                 78 York Street
                             London W1H 1DP England
              Telephone +44 207 681 1620 Facsimile +44 207 681 1620
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                                                                    May 11, 2010


Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: Impact Explorations Inc.
    Registration Statement on Form S-1
    File No. 333-165365

Dear Mr. Schwall,

This letter shall serve as the request of Impact Explorations Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Thursday, May 13, 2010, 12:00PM EST, or as soon as practicable thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Jenny Brown
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Jenny Brown
President & Director